EPEC Holdings, Inc.
Consolidated Balance Sheets

	December 31, 2018	December 31, 2017
Assets		
Current Assets		
Cash	$ 60,858	$ 29,417
Advances	-	230,060
Accounts receivable	39,891	69,908
Inventory	78,066	
Note receivable	-	22,500
Accrued interest	-	1,859
Prepaid expenses	5,427	4,842
Total Current Assets	184,242	358,586
Fixed Assets		
Furniture and equipment, net	39,086	-
Other Assets		
Investment in unconsolidated subsidiaries	-	174,205
Goodwill	917,155	-
Intangible assets	3,700	3,700
Total Other Assets	920,855	177,905
Total Assets	**$ 1,144,183**	**$ 536,491**
Liabilities and Stockholders' Deficit		
Current Liabilities		
Accounts payable	$ 129,178	$ 21,665
Accrued officer's compensation	332,400	259,600
Accrued interest payable	10,333	7,561
Other current liabilities	9,535	-
Convertible note payable, net of unamortized debt issuance costs	502,569	206,878
Notes payable	113,505	-
Notes payable - related parties	29,800	25,000
Total Current Liabilities	1,127,321	520,704
Stockholders' Equity		
Preferred stock, $.001 par value, 5,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $0.001 par value, 200,000,000 shares authorized; 106,094,092 and 96,094,092 shares issued and outstanding as of December 31, 2018 and 2017, respectively	10,610	9,610
Class B common stock, $0.001 par value, 6,159,675 issued and outstanding at December 31, 2018	616	-
Additional paid in capital	9,321,912	8,682,953
Accumulated deficit	(9,316,276)	(8,676,776)
Total Stockholders' Deficit	16,862	15,787
Total Liabilities and Stockholders' Equity	**$ 1,144,183**	**$ 536,491**